SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CERTIFICATE

MINUTES OF THE NINE HUNDRED AND FORTY-FORTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

We hereby certify, for all due purposes, that the 944th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on the fifth of August of the year two thousand and twenty-two, at 06:20 pm and the work was concluded at 08:40 pm. The meeting took place at Eletrobras´ headquarters, located at Rua da Quitanda, nº 196, 25º andar, Centro, Rio de Janeiro – RJ. The call notice was given on the thirtieth of July of the year two thousand and twenty-two, as provided in the Articles of Incorporation. Director IVAN DE SOUZA MONTEIRO (ISM) assumed as chairman of the face-to-face meeting. Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO DE SIQUEIRA FREITAS (MSF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) attended the meeting in person. Director MARCELO GASPARINO DA SILVA (MGS) participated in the conclave remotely through videoconference. Governance Secretary BRUNO KLAPPER LOPES (BKL) acted as secretary with support from the Advisor of the Board of Directors FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The President's Legal Advisor JOSÉ EDUARDO GUIMARÃES BARROS (JGB) and the Coordinator of the Statutory Audit and Risk Committee – CAE JERÔNIMO ANTUNES (JEA) participated in the meeting as guests. QUOROM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: As prescribed in art. 29, head provision, of Eletrobras' Articles of Incorporation, the resolutions of this conclave must be opened with the presence of the majority of its members, and its resolutions must be passed, as a general rule, by the majority of those present. The meeting was held with the presence of nine members, in compliance with the minimum quorum of six members in order to open the meeting and with a minimum quorum of five members for passing resolutions, except in cases where there is an explicit record of changes in the quorum of those present at the time of the resolution. The prior declaration of conflict of interest by the Director and/or his/her momentary absence from the conclave entail their removal for the purpose of calculating the respective minimum quorum for resolution. INITIAL CONSIDERATIONS: At the opening of the conclave, Governance Secretary BKL welcomed the newly appointed members, elected at the 182nd Extraordinary General Meeting of Eletrobras held on 08.05.2022, summarized the matters on the agenda and clarified specific doubts related to the dynamics and agenda of the meeting. Subsequently, Governance Secretary BKL gave the floor to each of the Directors, who gave brief considerations on their academic backgrounds, technical specializations and previous professional experiences, in order to assist in the election for the new chairperson of the Board of Directors and in the reorganization of the advisory committees. DECISIONS: DEL-119/2022. Election of the Chairman of the Board of Directors and his/her deputy. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, and based on the rapporteur's report and based on art. 32, paragraph 4, of Eletrobras' Articles of Incorporation and in item 3.3 of the Bylaws of the Board of Directors, RESOLVED: 1. to approve the election of Director IVAN DE SOUZA MONTEIRO, Brazilian, married under a partial community property regime, executive, holder of identity card no. 048345649, issued by Detran-RJ, registered under CPF no. 667.444.077-91, resident and domiciled at Rua Joaquim Nabuco, 154 – apto 802, Copacabana, Rio de Janeiro – Zip Code 22080-060, to exercise the role of Chairman of the Board of Directors of Eletrobras during the term of unified management from 08.05.2022 until the Ordinary General Meeting of 2025, without prejudice to the analogous extension of the term referred to in art. 28 of the Articles of Incorporation; 2. to approve the election of Director VICENTE FALCONI CAMPOS, Brazilian, widower, engineer, holder of identity card no. 1.476.273, issued by SSP/MG, registered under CPF no. 000.232.216-15, resident and domiciled at Rua Fausto Nunes Vieira, 40 – Apto. 1500 - Belvedere – Belo Horizonte/MG – Zip Code 30.320-590, to exercise the role of deputy to the Chairman of the Board of Directors of Eletrobras during the unified management period from 08.05.2022 until the Ordinary General Meeting of 2025, without prejudice to the analogous extension of the period referred to in art. 28 of the Articles of Incorporation; 3. determine that

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this Resolution produces immediate effects; 4. determine that Governance and Compliance – DCG, Investor Relations – DFR, People Management – DSP, Information Technology – DSI, Communication – DRC, Global Coordination of the CSC – DSC, Information Technology – DSCC, Personnel Administration – DSCR, General Office – PRGS and the Governance Office - CAAS, each in their respective scope of action, adopt the necessary measures to comply with this Resolution. Quorum to pass resolutions: Unanimity. The absence of Directors ISM and VFC in the discussion and resolution period of their respective elections was recorded, and said Directors previously raised a conflict of interest, pursuant to art. 26, head provision, and paragraph 1 of Eletrobras’ Articles of Incorporation. After the votes and the result of the decision were collected, Directors ISM and VFC thanked everyone for their trust and expressed their acceptance of the duties conferred upon them in this resolution. DEL-120/2022. Election of the President and the Director of Regulation and Institutional Relations of Eletrobras to complete the term of unified management of two years (07.26.2021 to 07.26.2023). The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, and based on the rapporteur's report, RESOLVED: 1. to approve the election of Mr. WILSON PINTO FERREIRA JUNIOR, Brazilian, divorced, electrical engineer, holder of identity card no. 10.500.091-7, issued by SSP/SP, registered under CPF no. 012.217.298-10, resident and domiciled at Avenida Engenheiro José Francisco Bento Homem de Melo nº. 1155 – casa 28, bairro Fazenda São Quirino, Campinas, SP, for the position of President of Eletrobras, in conclusion to the term of unified management from 07.26.2021 to 07.26.2023, pursuant to art. 36, XVIII, and art. 43, both from the Articles of Incorporation and without prejudice to the provisions of art. 28, head provision, of ELETROBRAS’ Articles of Incorporation, subject to the effectiveness of the election and the investiture in the position to (i) the favorable opinion of the Statutory People, Eligibility, Succession and Remuneration Committee – CPES; (ii) signature of the term of investiture until 09.20.2022, as provided for in art. 149, paragraph 1, of Law no. 6.404/76; 2. approve the election of Mr. RODRIGO LIMP NASCIMENTO, Brazilian, married under the partial community property regime, under the terms of the partial community property marriage certificate, engineer, holder of identity card no. 12681309, issued by SSP/MG, registered under CPF no. 066.139.846-39, resident and domiciled at Rua General Artigas nº 361, apto. 603, Leblon, Rio de Janeiro-RJ, Zip Code: 22.441-140, for the position of Director of Regulation and Institutional Relations of Eletrobras, in conclusion to the term of unified management from 07.26.2021 to 07.26.2023, pursuant to art. 36, XVIII, and art. 43, both from the Articles of Incorporation and without prejudice to the provisions of art. 28, head provision, of ELETROBRAS´ Articles of Incorporation, conditioning the effectiveness of the election and the investiture in the position to the signing of the term of investiture until 09.20.2022, as provided for in art. 149, paragraph 1, of Law no. 6.404/76; 3. determine that Corporate Governance – DCAG, Business Excellence – DSAE, Investor Relations – DFR, People Management – DSP, Information Technology – DSI, Communication – PRC, General Office – PRGS, and the Governance Office of the Board of Directors – CAAS, each in their respective scope of action, take the necessary measures to comply with this Resolution. Quorum to pass resolutions: Unanimity. DEL-121/2022. Election of members to the Statutory Strategy, Governance and Sustainability Committee – CEGS and to the Statutory People, Eligibility, Succession and Compensation Committee – CPES.The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, and based on the rapporteur's report, RESOLVED: 1. to elect Directors MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO and VICENTE FALCONI CAMPOS to the positions of members of the Statutory Strategy, Governance and Sustainability Committee - CEGS, with a term of management linked to their respective term of unified management of Eletrobras' Board of Directors, pursuant to item 2.2 of the CEGS´ Bylaws, subject to the investiture of the respective term of investiture; 2. ratify the following composition of members for CEGS:

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Director CARLOS EDUARDO RODRIGUES PEREIRA – Member (elected on 04.30.2021 by DEL-089/2021)	Management term: Until AUG 2023 (linked to their term of management in the Board of Directors)
Director MARCELO GASPARINO DA SILVA – Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: Until AUG 2025 (linked to their term of management in the Board of Directors)
Director MARISETE FÁTIMA DADALD PEREIRA – Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: Until AUG 2025 (linked to their term of management in the Board of Directors)
Director PEDRO BATISTA DE LIMA FILHO – Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: Until AUG 2025 (linked to their term of management in the Board of Directors)
Director VICENTE FALCONI CAMPOS – Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: Until AUG 2025 (linked to their term of management in the Board of Directors)

3. to elect Directors MARCELO SIQUEIRA FREITAS, FELIPE VILLELA DIAS (FVD), PEDRO BATISTA DE LIMA FILHO and VICENTE FALCONI CAMPOS to the positions of the Statutory People, Eligibility, Succession and Sustainability Committee - CPES, with a term of management linked to their respective term of unified management of Eletrobras' Board of Directors, pursuant to item 2.2 of CPES´ Bylaws and investiture shall be contingent upon the signature of the respective term of office; 4. to elect ANA SILVA CORSO MATTE to the position of external member of the Statutory People, Eligibility, Succession and Remuneration Committee - CPES, with a term of management of two years, as of 08.05.02022, pursuant to item 2.1 of the CPES´ Bylaws and investiture shall be contingent upon the signature of the respective term of office 5. establish, on a temporary basis, the remuneration of external members of the CPES at an amount equivalent to the remuneration currently practiced for a member of Eletrobras´ Board of Directors and authorizing the respective transfer of funds from the overall remuneration approved at Eletrobras' 62nd General Shareholders' Meeting, pursuant to article 2.1 of Eletrobras´ Bylaws. 34, of the Articles of Incorporation, in order to create the specific remuneration for external members of the CPES, observing the maximum limit of overall remuneration; 6. ratify the following composition of members for the CPES:

Director MARCELO SIQUEIRA FREITAS – Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: Until AUG 2025 (linked to their term of management in the Board of Directors)
Director PEDRO BATISTA DE LIMA FILHO – Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: Until AUG 2025 (linked to their term of management in the Board of Directors)
ANA SILVIA CORSO MATTE – External Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: 08.05.2022 to 08.05.2024
FELIPE VILLELA DIAS – Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: Until AUG 2025 (linked to their term of management in the Board of Directors)
Director VICENTE FALCONI CAMPOS – Member (elected on 08.05.2022 by DEL-121/2022)	Term of management: Until AUG 2025 (linked to their term of management in the Board of Directors)

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7. Revoke all provisions to the contrary; 8. determine that the General Office – PRGS and the Governance Office of the Board of Directors – CAAS, Communication – PRC, Investor Relations – DFR, Governance and Compliance – DCG, People Management – DSP, Personnel Administration – DSCR, each within its scope of action, adopt the necessary measures to comply with this Resolution. Quorum to pass resolutions: Unanimity, recorded the abstentions of Directors FVD, PBL, MSF, MGS, MFP and VFC, with regard only to their respective indications. This certificate is drawn up and signed by Governance Secretary BRUNO KLAPPER LOPES (BKL).

Rio de Janeiro, August 08, 2022.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.